UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 September 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT continues leadership in Dow Jones Sustainability Index, 7 September 2006

7 September 2006

TNT continues leadership in Dow Jones Sustainability Index

For the second consecutive year TNT has been designated leader in its industry in the Dow Jones Sustainability Index. TNT scored 84 points out of a possible 100, up nine points from last year's score. In six out of 18 criteria the Dutch mail and express company reached the highest score in its sector, Industrial Transportation.

SAM Benchmarking Report

Explanation:	Company Score (%)	Score 2005	Score 2004	Best Score (%)

The scores reflect the company's performance across economic, environmental and social criteria. The values for the total score, the dimension and the criteria scores are on a scale from 0 to 100%	is the actual score of the company	is the previous score of the company	is the first score of the company	is the highest score reached by a company in the specific industry

Total Scores:

	Company Score (%)	Company Score (%)	Company Score (%)	Best Score (%)

Total Score	84	75	44	84

Dimension Scores:

	Company Score (%)	Company Score (%)	Company Score (%)	Best Score (%)

Economic Dimension	90	90	65	90

Environmental Dimension	91	73	25	91

Social Dimension	77	66	43	79

Criteria Scores:

Economic Dimension

Criteria	Company Score (%)	Company Score (%)	Company Score (%)	Best Score (%)

Corporate Governance	83	79	80	93

Risk & Crisis Management	100	100	62	100

Codes of Conduct/Compliance/Corruption&Bribery	85	83	59	94

Customer Relationship Management (IS)	90	93	67	90

Environmental Dimension

Criteria	Company Score (%)	Company Score (%)	Company Score (%)	Best Score (%)

Environmental Performance (Eco-Efficiency)	87	40	10	96

Environmental Reporting	100	75	21	100

Environmental Policy/Management System (IS)	88	76	46	98

Climate Strategy (IS)	85	83	30	91

Fuel Efficiency (IS)	100	-	-	100

Biodiversity (IS)	85	76	30	98

Social Dimension

Criteria	Company Score (%)	Company Score (%)	Company Score (%)	Best Score (%)

Labor Practice Indicators	86	86	58	91

Human Capital Development	56	41	27	85

Talent Attraction & Retention	82	68	52	82

Corporate Citizenship/Philanthropy	85	87	44	96

Social Reporting	66	45	12	96

Occupational Health & Safety (IS)	65	52	15	100

Stakeholder engagement (IS)	100	100	87	100

Social Impacts on Communities (IS)	86	53	35	100

*	Criteria assessed based on publicly available information only
**	Not sufficient significant information available
(IS)	Industry specific criteria (does not apply for all industries)

About TNT N.V.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 8 September 2006